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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------
                                   SCHEDULE TO
                                 (RULE 14D-100)


            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 6)
                              ---------------------

                             NEWPOWER HOLDINGS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))


                         WINDSOR ACQUISITION CORPORATION
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

                                  CENTRICA PLC
                            (NAME OF FILING PERSONS)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                 CUSIP 652463101
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                                  GRANT DAWSON
                                 GENERAL COUNSEL
                                  CENTRICA PLC
                           MILLSTREAM, MAIDENHEAD ROAD
                           WINDSOR, BERKSHIRE SL4 5GD
                                 UNITED KINGDOM
                                 44-1753-494-000

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)


                                 WITH A COPY TO:
                                JOSEPH B. FRUMKIN
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                             NEW YORK, NY 10004-2498
                                 (212) 558-4000
                              ---------------------

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                            CALCULATION OF FILING FEE
      ---------------------------------------------------------------------
            Transaction Valuation(1):         Amount of Filing Fee(2):
                $133,744,556.40                    $12,304.50
      ---------------------------------------------------------------------

(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of Shares to be purchased pursuant to the Offer and (b) the price offered per Share.
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(2) The amount of the filing fee, calculated in accordance with Regulation
    240.0-11 under the Securities Exchange Act of 1934, as amended, equals 92/1,000,000 of the Transaction Valuation.

[x] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:            $12,304.50
           Form or Registration No.:          Schedule TO
           Filing Party:                      Windsor Acquisition Corporation
                                              Centrica plc
           Date filed:                        March 1, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [x]    third-party tender offer subject to Rule 14d-1.

    [ ]    issuer tender offer subject to Rule 13e-4.

    [ ]    going-private transaction subject to Rule 13e-3.

    [x]    amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer:[x]





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CUSIP NO. 652463101
         ---------------------
 ----------------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Centrica plc
 ----------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)  [ ]
          (b)  [ ]

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   3.     SEC USE ONLY

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   4.     SOURCE OF FUNDS
          WC
 ----------------------------------------------------------------------------

   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
          [ ]
 ----------------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
          England
 -----------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
  NUMBER OF                    -0-
  SHARES              --------------------------------------------------------
  BENEFICIALLY          8.     SHARED VOTING POWER
  OWNED BY                     -0-
  EACH                --------------------------------------------------------
  REPORTING             9.     SOLE DISPOSITIVE POWER
  PERSON WITH                  -0-
                      --------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               -0-
 -----------------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-
 -----------------------------------------------------------------------------

  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          [ ]
 -----------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%
 -----------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON
          HC, CO
 -----------------------------------------------------------------------------

 -----------------------------------------------------------------------------

 -----------------------------------------------------------------------------

 -----------------------------------------------------------------------------



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         This Amendment No. 6 amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission on March 1, 2002 (as amended hereby, the "Schedule 13D") by Centrica plc, a public limited company organized under the laws of England and Wales ("Centrica"), and amends and supplements the Tender Offer Statement on Schedule TO, dated March 1, 2002 (as amended hereby, the "Schedule TO") relating to the commencement by Windsor Acquisition Corporation, a Delaware corporation ("Windsor") and an indirect wholly owned subsidiary of Centrica, of its offer to purchase all outstanding shares of Common Stock, par value $0.01 per share, of NewPower Holdings, Inc., a Delaware corporation (the "Company"), at a purchase price of $1.05 per Share, subject to possible adjustment in accordance with the Merger Agreement a copy of which has previously been filed as Exhibit (d)(1) to the Schedule TO, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 1, 2002 (the "Offer to Purchase"), a copy of which has previously been filed as Exhibit (a)(1)(i) to the Schedule TO, and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer"), a copy of which has previously been filed as Exhibit (a)(1)(ii) to the Schedule TO.

ITEMS 1 through 11.

        On March 28, 2002, Parent, Purchaser and the Company entered into an agreement (the "Termination Agreement") which terminated the Merger Agreement pursuant to Section 8.1(a) thereof. A copy of the Termination Agreement is filed as an exhibit to the Schedule TO and is incorporated herein by reference.

        The Offer expired at midnight, New York City time, on March 28, 2002. No Shares were accepted for payment or paid for pursuant to the Offer and all shares previously tendered will be returned by the Depositary.

ITEM 12. EXHIBITS.

ITEM 12 is hereby amended to add by the following:

(a)(5)(vi) Text of Press Release issued by Centrica plc, dated March 29, 2002

(d)(6) Termination Agreement between Centrica plc, Windsor Acquisition Corporation and NewPower Holdings, Inc., dated March 28, 2002.



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           WINDSOR ACQUISITION CORPORATION


                           By:  /S/ GEORGE EARLE
                                ------------------------------
                               Name:  George Earle
                               Title: President


                           CENTRICA PLC


                           By:  /S/ GRANT DAWSON
                                ------------------------------
                               Name:  Grant Dawson
                               Title: General Counsel and Company Secretary

Date:  MARCH 29, 2002
       --------------
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EXHIBIT INDEX

Exhibit No. - Description.

(a)(5)(vi) Text of Press Release issued by Centrica plc, dated March 29, 2002

(d)(6) Termination Agreement between Centrica plc, Windsor Acquisition Corporation and NewPower Holdings, Inc. dated March 28, 2002.